

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2019

Haruhiko Abe
Chief Executive Officer
Well-being Holdings, Inc.
4-18-19-601, Hakataekimae
Fukuoka, Japan

   Re: Well-being Holdings, Inc.
     Registration Statement on Form 10-12G
     Filed November 13, 2019
     File No. 000-56118

Dear Mr. Abe:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services